Filed Pursuant to Rule 253(g)(2)

File No. 024-12018

SUPPLEMENT NO. 1 DATED NOVEMBER 22, 2022

TO THE OFFERING CIRCULAR DATED OCTOBER 26, 2022

MASTERWORKS 159, LLC

This Supplement No. 1 dated November 22, 2022, supplements the Offering Circular of Masterworks 159, LLC dated October 26, 2022 which forms an integral part of the offering statement on Form 1-A originally filed by us with the Securities and Exchange Commission on October 7, 2022 and qualified on October 24, 2022, as may be further amended and supplemented (the “Offering Circular”). This Supplement No. 1 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 1 is solely to reflect the fact that certain amounts in the Offering Circular were calculated based on an assumed effective exchange rate of $1.00 to KRW 1,428.57, but the actual exchange rate paid by Masterworks upon acquisition of the Painting was $1.00 to KRW 1,419.10. This slightly different exchange rate results in the following changes to the amounts in the Offering Circular:

●	a reduction in the true-up payable to Masterworks of $10,750, from $177,300 to $166,550; and
●	an increase in the U.S. dollar denominated purchase price of the Painting of $10,750, from $1,610,700 to $1,621,450.

For the avoidance of doubt, there has been no change to the number of Class A shares offered or the price per Class A share and the aggregate offering size remains $1,788,000. Except as set forth in this Supplement No. 1, the Offering Circular remains unchanged.